September 7, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:	Anne Nguyen Parker Branch Chief

Re:	Chief Consolidated Mining Company Schedule 14A Filed January 26, 2007 File No. 1-01761

Form 10-KSB for the period ended December 31, 2005
Filed December 1, 2006
File No. 1-01761

Form 10-QSB for the period ended September 30, 2006
Filed January 25, 2007
File No. 1-0171

Dear Ms. Parker:

On behalf of Chief Consolidated Mining Company (the ‘‘Company’’), in connection with the Company’s Proxy Statement filed on Schedule 14A on January 26, 2007 (the ‘‘Proxy Statement’’), the Company’s Form 10-KSB for the period ended December 31, 2005, filed on December 1, 2006 (the ‘‘Form 10-KSB’’) and the Company’s Form 10-QSB for the period ended September 30, 2006, filed on January 25, 2007 (the ‘‘Form 10-QSB’’), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission contained in your letter dated February 26, 2007. Page references contained in the responses are to the amended documents filed via EDGAR which is being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.

In addition to addressing the comments raised by the staff in the comment letter, the Schedule 14A, the Form 10-KSB and the Form 10-QSB have been revised to update and supplement other disclosures presented therein.

Schedule 14A

General

1.	Please update the information throughout the proxy statement to include all omitted information. In this regard, we note a number of blank spaces and brackets identifying omitted information.

In response to your comment the omitted information regarding the Company’s directors and information regarding options held by the Company’s executive officer has now been included. Information regarding (1) the date and time of meeting; (2) the date the proxy statement will be sent to stockholders; (3) the record date for stockholders entitled to vote; and (4) and the deadline for stockholder proposals for inclusion in next year’s proxy statement will be included in the definitive proxy statement.

2.	As appropriate, make corresponding changes to all affected documents and disclosure. This will eliminate the need for us to restate the comments for the proxy statement and the Forms 10-KSB and 10-QSB, for example.

In response to your comment, corresponding changes have been made throughout the Proxy Statement, Form 10-KSB and Form 10-QSB for all applicable revised disclosure.

3.	Rule 14a-4(a)(3) requires that the form of proxy ‘‘identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.’’ In this regard, we note that a vote on the approval of the amendments to the articles of incorporation represents also a vote to (i) increase the number of authorized shares of common stock, (ii) reduce the par value per share of your company’s authorized common stock, preferred stock and common convertible stock; (iii) authorize a class of blank check preferred stock; (iv) set the size of the board of directors; (v) authorize the election of directors at a time prescribed by the board of directors; and (vi) allow the election of directors who are not stockholders of the company. Further, a vote on the approval and ratification of all prior acts of the company’s directors will result in the approval of a number of unspecified acts by the board of directors, which shareholders may not be able to ascertain since you have been delinquent on your reporting obligations since 2002. It appears that each of these matters is a separate action that requires separate consideration and votes by the shareholders of Chief Consolidated Mining Company. Consistent with the requirements of Rule 14a-4(a)(3), please unbundle these proposals, separately describe them in the proxy statement, and identify and allow shareholders to vote upon them as separate items on the proxy card, or tell us why unbundling them would not be appropriate. See also Section II.H of SEC Release 34-31326.

In response to your comment, the six changes to the Company’s Articles of Incorporation have been unbundled so that the stockholders may vote on each of the six proposals separately. The amendments to the Company’s Articles of Incorporation are now listed as Proposals 2(a), 2(b), 2(c), 2(d), 2(e), 2(f) and 2(g). The disclosure notes, however, that the failure of the stockholders to approve one of these proposals will result in none of the proposals being approved. Each separate proposal regarding the amendments to the Articles of Incorporation must receive an affirmative vote of the majority of all outstanding shares of Company common stock and convertible common stock, voting as a single class, for any of the proposals to be adopted. The seven proposed amendments have been individually described on page 4 and pages 13 to 17 of the Proxy Statement. The proxy card has been revised to provide for the stockholders to vote on each proposed amendment separately.

In response to your comment, we have removed the proposal regarding the approval and ratification of all prior acts of the Company’s board of directors.

4.	Please ensure your discussion of any and all substantial interests, direct or indirect, as required by Item 5(a) of Schedule 14A, with respect to each of the proposed matters. In this regard, please clearly disclose that all your executive officers, directors and director nominees are principals of your majority shareholder and that the convertible debenture that is subject to proposal 3 is held by an affiliate of your majority shareholder.

In response to your comment, the disclosure has been revised to note that Richard R. Schreiber and Steven G. Park, the Company’s directors, executive officers and director nominees are principals of Dimeling, Schreiber & Park, which serves as general partner of Dimeling, Schreiber & Park Reorganization Fund II, LP, the Company’s majority shareholder. The revised disclosure also notes that Dimeling, Schreiber and Park Reorganization Fund II, LP holds the convertible debentures solicited for approval and ratification in Proposal 3. Please see pages 16 and 17 of the Proxy Statement for the revised disclosure.

In addition, the voting on Proposal 3 regarding the approval and ratification of the sale of the convertible debentures to Dimeling, Schreiber & Park Reorganization Fund II, LP has been revised so that Dimeling, Schreiber & Park, as the general partner of Dimeling, Schreiber & Park Reorganization Fund II, LP, will not cast votes for or against Proposal 3. This proposal must instead be approved and ratified by a majority of the outstanding shares of common stock held by stockholders other than Dimeling, Schreiber & Park Reorganization Fund II, LP. The approval of Proposal 3 requires the affirmative vote of the holders of a majority of those shares entitled to vote on the proposal. Please see pages 16 and 17 of the Proxy Statement for this revision.

5.	Please provide information required by Item 9 of Schedule 14A regarding your relationship with your independent public accountant.

In response to your comment, the following section has been included in the Proxy Statement:

Information Regarding Accounting Matters

Auditors

We have selected Hansen, Barnett & Maxwell our independent public accountant for our fiscal year ending December 31, 2007. A representative of Hansen, Barnett & Maxwell, P.C. is expected to be present at the Special Meeting. The representative will have the opportunity to make a statement and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed for the years ended December 31, 2005 and December 31, 2006 for the professional services rendered by Hansen, Barnett & Maxwell, P.C. the Company’s principal accountant, for the audit of the Company’s annual financial statements and review of financial statements or services that are normally provided by the Company’s principal accountant in connection with statutory and regulatory filings or engagements for such fiscal years equaled $27,018 and $13,726, respectively.

Audit-Related Fees

There were no fees billed for the years ended December 31, 2005 and December 31, 2006, for assurance and related services by Hansen, Barnett & Maxwell, P.C. that are reasonably related to audit or review of the Company’s financial statements not reported under ‘‘Audit Fees’’ above.

Tax Fees

The aggregate fees billed for the years ended December 31, 2005 and December 31, 2006 for professional services rendered by Hansen, Barnett & Maxwell, P.C. for tax compliance, tax advice, and tax planning equaled $277 and $82, respectively, and consisted of assistance in the preparation of tax returns, and general tax research and planning.

All Other Fees

No other fees were billed by Hansen, Barnett & Maxwell, P.C. to the Company during 2005 or 2006.

Pre-Approval Policies and Procedures

The Company does not currently have a standing audit committee. The Company’s full board of directors, composed of Richard Schreiber and Steven Park, conducts all tasks related to the selection and approval of the independent public accountant. All services related to the Company’s independent public accountant, described above, were pre-approved by both Mr. Schreiber and Mr. Park.

Please see page 13 of the Proxy Statement for the revised disclosure.

6.	To the extent applicable, please revise to comply with the amended executive compensation and related party disclosure requirements. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

In response to your comment, the executive compensation section has been revised to note the compensation paid for the fiscal years ended December 31, 2006 and December 31, 2005 to Mr. Richard R. Schreiber, the Company’s President (acting principal executive officer and acting principal financial officer) and to Mr. Steven G. Park, the Company’s Secretary and Treasurer. No

narrative disclosure accompanies the summary compensation table because no compensation was granted to the Company’s executive officers in the fiscal years ended December 31, 2005 and December 31, 2006. As permitted by Item 402(a)(4) of Regulation S-B, the director compensation table has been omitted because no compensation was paid to the directors during the fiscal years ended December 31, 2005 and December 31, 2006. Please see page 7 of the Proxy Statement for the revised disclosure. The disclosure in the executive compensation section to the Form 10-KSB has also been revised to comply with the amended executive compensation rules. Please see page 20 of the Form 10-KSB.

The section entitled ‘‘Certain Relationships and Related Transactions’’ has also been revised to note that except as set forth in that section, since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is a party in which (1) the amounts involved exceeded or will exceed $120,000 or 1% of the average of the Company’s total assets at year-end for the last three fiscal years and (2) a director, executive officer, holder of more than 5% of Company common stock or any member of their immediate family had or will have a direct or indirect material interest. The Company has disclosed the convertible debenture transaction which began in 2005. Please see page 11 of the Proxy Statement for the revised disclosure.

7.	Provide the information required by Item 13(a) of the Schedule 14A. Please note that the age of your financial statements must meet the requirements of Item 310(g) of Regulation S-B.

The Company will include a copy of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006. This report contains the financial information required by Item 13(a), including the most current audited financial statements. The disclosure on page 19 of the Proxy Statement has been revised to note that the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 will be included.

Proxy Solicitation, page 2

8.	We note your disclosure under this section. Please ensure compliance with Rule 14a-6(c).

No written instructions or other materials that discuss, review or comment on any proposal to be acted on have been furnished to the Company’s board of directors for its use directly or indirectly in connection with the solicitation.

Management, page 4

9.	Revise the biographical sketches for the named officers and directors to provide information regarding each individual’s business activities during the past five years.

The biographical sketches have been revised to note that Mr. Schreiber has been a principal of Dimeling, Schreiber & Park since 1982. Mr. Park has been a principal in DS&P since 1987. Dimeling Schreiber & Park is a private investment partnership that makes private equity investments in a broad range of middle market companies. Mr. Schreiber and Mr. Park are active in negotiating, purchasing and structuring the acquisition financing of Dimeling, Schreiber and Park’s investments. Please see page 5 of the Proxy Statement for the revised disclosure.

10.	As required by Item 407 of Regulation S-B, please disclose whether or not your directors are independent.

In response to your comment, the ‘‘Management’’ section has been revised to comply with Item 407 of Regulation S-B. The following section has been added:

Director Independence

The Company is not listed as an issuer, on any national securities exchange or inter-dealer quotation system that requires that the majority of the board of directors be independent. For the purposes of compliance with applicable securities rules, the following describes the independence standards required by a national securities exchange, the Nasdaq Stock Market, Inc., and assesses whether our directors and director nominees, Richard R. Schreiber and Steven G. Park, would be considered to be independent directors under Nasdaq’s independence standards were they so required.

The majority of the directors on the board of directors of a newly public company listed on Nasdaq must be independent. An independent director is ‘‘a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the [company]’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.’’ Under Nasdaq Rule 4200, an independent director may not (1) have been employed by the company or its subsidiaries or parent company during the preceding three years; (2) have received, or had a family member that received, compensation in excess of $60,000 from the company during any twelve month period during the preceding three years (other than for board or committee services, benefits under a retirement plan or payments to a family member who is a non-executive employee of the company); (3) have had a family member that was an executive officer of the company during the preceding three years; (4) have received from or given to the company during the current and three preceding years, either directly or through family members or entities under his control, any property or services totaling the greater of $200,000 or 5% of the recipient’s gross revenues for that year, unless the payments arose from investments in the company’s securities or a non-discretionary charitable contribution matching program; (5) be employed or have been employed during the last three years, or have a family member who is employed or was employed, as an executive officer of another company where any of the issuer’s executive officers sat on the compensation committee; or (6) be or have a family member who is a partner at the company’s outside auditor or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during the preceding three years. Share ownership in the company by itself will not disqualify a director from being independent.

Neither Mr. Schreiber nor Mr. Park is independent under Nasdaq standards. Both Mr. Schreiber and Mr. Park are acting executive officers of the Company. In addition, Nasdaq requires that all members of the audit, nominating and compensation committees of the board of directors be independent. The Company does not have an audit, nominating or compensation committee at this time. The functions generally performed by these committees are carried out by Mr. Schreiber and Mr. Park.

Please see pages 5 and 6 of the Proxy Statement for the revised disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 6

11.	It appears that Mr. Steven G. Park’s name should be associated with footnote (3). Please revise accordingly.

In response to your comment, the disclosure has been revised to associate footnote (3) with Mr. Park’s name. Please see page 8 of the Proxy Statement for the revised disclosure.

Legal Proceedings, page 7

12.	We note your statement that ‘‘As of the current date, we have fully complied with all terms of the agreement.’’ Revise to clarify whether you continue to have obligations under the decree, and discuss what those are. This comment extends to your Form 10-KSB for the period ended December 31, 2005 and your Form 10-QSB for the quarter ended September 30, 2006.

The Company continues to have obligations under the consent decree (as enumerated on page 9 of the Proxy Statement, pages 3 and 4 of the Form 10-KSB and page 4 of the Form 10-QSB). The applicable disclosure has been revised to note that the Company continues to have obligations under the terms of the consent decree and is in compliance with those terms. Please see page 9 of the Proxy Statement, pages 3 and 4 of the Form 10-KSB and page 4 of the Form 10-QSB for the applicable revisions.

13.	Please disclose all information required by Item 103 of Regulation S-B. In this regard, we note that you do not discuss a lawsuit filed against you by a limited liability company. Although you settled the liability for $25,000, no payments have been made yet.

On May 24, 2002, Mountain View Ranches, LLC filed a complaint against the Company in the Fourth Judicial District Court in and for Utah County, Utah (Civil No. 020402189). The complaint requested relief in the amount of $1,787,400 for breach of contract, promissory estoppel, negligent misrepresentation and fraud. This claim was originally resolved in the Fourth Judicial District Court by a stipulation to a judgment in the amount of $25,000. Subsequently, the claim was renegotiated and completely settled for $15,000. The settlement has been fully paid and a satisfaction of judgment was filed in the Fourth Judicial District Court on December 7, 2006. As the litigation has been fully settled and fully paid, this disclosure has not been included in the Company’s Proxy Statement. The disclosure in the Form 10-KSB and Form 10-QSB, however, has been revised to include a description of this former litigation. Please see page 14 of the Form 10-KSB and page 5 of the Form 10-QSB.

14.	We note your disclosure in Note 5 to the financial statements on Form 10-QSB for the quarter ended September 30, 2006 that ‘‘Other suits have been filed for an additional $106,488. The Company has accrued these amounts in full as of September 30, 2006 and December 31, 2005. . . Outstanding settlement judgments have been reached totaling $194,039 and $194,039 as of September 30, 2006 and December 31, 2005, respectively.’’ Please review to include the information required by Item 103 of Regulation S-B with respect to these suits and settlement, or advise. This comment extends to your Form 10-KSB for the period ended December 31, 2005 and your Form 10-QSB for the quarter ended September 30, 2006.

In response to your comment, information regarding the referenced legal proceedings has been disclosed in the Form 10-KSB and Form 10-QSB. These claims have been fully settled and paid in December 2006. In addition, we have now disclosed additional legal proceedings, which have not yet been settled, in the Form 10-KSB, Form 10-QSB and Proxy Statement. The active legal proceedings include (1) an unpaid judgment in favor of Royce Hackworth and Hackworth Drilling, Inc. for $37,697.14, (2) a claim for materials and labor costs in the amount of $12,440.35 against the Company by Alta Steel, which was settled for $2,448.07 in March 2007 but has not yet been paid and (3) an unpaid judgment in the amount of $19,378.34 against the Company in favor of Codale Electric Supply, Inc. These legal proceedings represent all currently outstanding claims against the Company. Please see the revised disclosure on pages 14 and 15 of the Form 10-KSB, pages 5 and 6 on the Form 10-QSB and page 10 of the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance, page 8

15.	We note that you are presently reviewing reports filed by directors, officers and ten percent owners in order to provide the required information. Please ensure the inclusion of the information before the filing of the definitive statement. Please also revise your Form 10-KSB for the year ended December 31, 2005 to include this information.

The Company’s directors and executive officers, Richard R. Schreiber and Steven G. Park, are Reporting Persons who must file reports of ownership and changes in ownership. In addition, Dimeling, Schreiber & Park Reorganization Fund II, L.P., the Company’s majority stockholder, and its general partner, Dimeling Schreiber & Park, must file Forms 3, 4 and 5 as persons who own more than ten percent of the Company’s equity securities.

Each of Dimeling, Schreiber & Park Reorganization Fund II, LP and Dimeling Schreiber & Park, as the general partner of Dimeling, Schreiber & Park Reorganization Fund II, LP, was required to file a Form 3 in December 1999 upon Dimeling, Schreiber & Park Reorganization Fund II, LP’s acquisition of 3,500,000 shares of the Company’s convertible common stock. Both entities were required to report at that time that Dimeling, Schreiber & Park Reorganization Fund II, LP’s held a right to purchase an additional 5,000,000 shares of convertible common stock, which expired on December 31, 2002. Dimeling, Schreiber & Park also held a warrant for 8,500,000 shares of the Company’s convertible common stock, which expired on December 31, 2004, but the warrant only became exercisable upon the occurrence of certain future conditions (other than the passage of time); therefore, it was not required to be reported on Form 3. Also, Mr. Schreiber and Mr. Park each were required to file a Form 3 at that time. In December 1999, Mr. Schreiber was a director of the Company and a principal of Dimeling, Schreiber & Park. Mr. Park was not a director of the Company in December 1999, but was deemed to beneficially own the securities held by Dimeling, Schreiber & Park Reorganization Fund II, LP through his position as a principal of Dimeling, Schreiber & Park. Mr. Park became a director in October 2001.

In 2001, the Company sold shares of unregistered common stock to accredited investors in a private placement. In connection with the private placement, Dimeling, Schreiber & Park (for its own account and not for the account of Dimeling, Schreiber & Park Reorganization Fund II, LP) entered into separate agreements with the purchasers of the shares which gave the purchasers the right at a later date and for a limited time to require Dimeling, Schreiber & Park to purchase from the purchasers the shares that the purchasers bought from the Company during the private placement at price of $2 per share. At the time of these agreements, Dimeling, Schreiber & Park was required to file Form 4s noting this obligation to buy the shares of Company common stock. Messrs. Schreiber and Park were also required to file Form 4s. Dimeling, Schreiber & Park notified the purchasers, however, that it was unable to meet its obligations under the put agreements. On March 10, 2005, the obligations under the put agreements were extinguished under a global settlement agreement by the Company with the purchasers and other creditors. The purchasers holding the put rights were paid a total of $815,260 to extinguish Dimeling, Schreiber & Park’s obligations to buy the shares. No shares were purchased. Dimeling, Schreiber & Park and Messrs. Schreiber and Park were required to file a Form 4 at that time.

Dimeling, Schreiber & Park Reorganization Fund II, LP also received stock dividends equal to 280,000 shares of convertible common stock on each of December 31, 2000 and December 31, 2001. Although stock dividends are not generally reportable under Section 16, the Reporting Persons were required to report these acquisitions because Dimeling, Schreiber & Park Reorganization Fund II, LP is the only holder of convertible common stock and thus the only stockholder to receive stock dividends. In addition, dividends in arrears are owed to Dimeling, Schreiber & Park Reorganization Fund II, LP as a stock dividend on its holdings of convertible common stock. The Reporting Persons should have reported on Form 4 stock dividends amounting to 437,372 shares, 404,974 shares, 374,976 shares, 347,200 shares and 280,000 shares during the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

Mr. Schreiber received an option to purchase 60,000 shares of common stock on June 11, 2001. Mr. Park received an option to purchase 60,000 shares of common stock on October 16, 2001. These option grants were required to be reported by each of Mr. Schreiber and Mr. Park on Form 4 at that time.

The Reporting Persons were not required to file a Form 4 in December 2005 at the time of the sale of the convertible debentures to Dimeling, Schreiber & Park Reorganization Fund II, LP because the ability of these debentures to convert into shares of common stock is contingent upon stockholder approval of certain amendments to the Articles of Incorporation. Therefore, after the approval of those amendments to the Company’s Articles of Incorporation, the Reporting Persons will then file a Form 4 noting a beneficial interest in the shares underlying the convertible debentures.

As of May 9, 2007, all delinquent Form 3s and Form 4s have been filed. The revised disclosure regarding delinquent Section 16 filings may be found on pages 11 and 12 of the Proxy Statement and on page 19 of the Form 10-KSB.

Certain Relationships and Related Transactions

16.	Please revise your discussion to disclose how the terms of the convertible debentures were derived. We note that the convertible debentures have a fixed conversion price of $0.25 per share, while the price at which your common stock was quoted on the Pink Sheets ranged from $0.25 to $0.65 per share during 2005.

The Company’s common stock has been thinly and infrequently traded during the past four years since the Company ceased its operations. The price of the convertible debentures is the prevailing price at which trading occurred during the period from 2002 through 2005. The Company believed that this conversion price was reasonable in relation to the sparse trading of the Company’s common stock on the Pink Sheets. Please see the revised disclosure on page 11 of the Proxy Statement.

Proposal 2: The Amendments to the Articles of Incorporation, page 9

Additional Shares of Common Stock

17.	Please discuss the relationship between this proposal and the convertible debentures, which will automatically convert into shares of common stock upon the approval of certain amendments to the Articles of Incorporation.

Proposals 2(a) through Proposal 2(g) (formerly Proposal 2) regarding the approval of the amendments to the Company’s Articles of Incorporation must be approved prior to the conversion of the convertible debentures into shares of Company common stock because applicable Arizona state corporate law prohibits the issuance of stock at less than par value. Currently, the par value of the Company’s common stock is $0.50. Because the convertible debentures will be converted at a rate of one share for every $0.25 in principal amount, the conversion may not currently take place under Arizona corporate law. After the approval of the amendments to the Articles of Incorporation, which must all be approved for the par value to be reduced, the par value of the Company’s common stock will be $0.01 and the conversion may take place. This relationship between the approval of the amendments to the Articles of Incorporation and the convertible debentures proposal has now been disclosed under Proposal 3 on pages 16 and 17 of the Proxy Statement.

18.	The statement that ‘‘[t]he Company currently does not have any plan or arrangement relating to an issuance of additional shares of Common Stock’’ appears inconsistent with the statement on page 8 indicating that ‘‘[t]he debentures automatically convert into shares of common stock.’’ Please reconcile.

The convertible debentures will convert into 10,000,000 shares of common stock. Because the Company currently has 50,000,000 shares of common stock authorized and only 10,635,507 shares outstanding, 5,904,522 shares of common stock reserved for the conversion of the Company’s convertible common stock and 120,000 shares of common stock reserved for the exercise of employee stock options (a total of 16,660,029 shares), the authorization of additional shares of common stock is not necessary to effect the conversion of the convertible debentures. Therefore, the authorization of the additional shares proposed under the amendments to the Articles of Incorporation does not relate to the convertible debenture transaction. Instead, the board of directors believes that the authorization of an additional 50,000,000 shares will provide the Company with greater flexibility to engage in certain transactions with stock, such as financings, investment opportunities, acquisitions of other companies, stock dividends or splits, employee benefits plans or other corporate purposes. The disclosure under Proposal 2(a) has been revised to note that the Company does not have any current plan or arrangement relating to the issuance of those particular additional shares.

19.	Please provide the information required by Item 202 of Regulation S-B, as applicable.

As permitted by Item 11(b) of Schedule 14A, the description of the common stock has been omitted because the Company is proposing only to authorize additional shares of common stock of a class of common stock already outstanding. There are no preemptive rights associated with this class of common stock. With respect to the authorization of 10,000,000 shares of blank check preferred stock, the terms of the preferred stock cannot be estimated because no offering of the preferred stock is contemplated in the proximate future. The Proxy Statement, notes, on page 15, however, that the Company’s Board of Directors will have the discretion to ‘‘determine by resolution the designations, price, preferences, relative rights and limitations’’ of each series of preferred stock to be issued, including voting rights of the shares.

Reduction in Par Value, page 9

20.	State the number of outstanding securities that will be subject to the reduction in par value.

The disclosure has been revised to note that the Company’s 10,635,507 outstanding shares of common stock and 4,060,000 shares of outstanding convertible common stock will also be subject to the decrease in par value. Please see pages 14 and 15 of the Proxy Statement for the revised disclosure.

Proposal 3: The Approval and Ratification of the Sale of the Convertible, page 11

21.	Explain the reason why the funds continue to be held in escrow although you have received the required creditor acceptances.

The funds continue to be held in escrow because the Company does not have any employees to disburse the funds. The Company finds using the escrow agent to make necessary payments from the escrow account an efficient means through which to conduct its business while it is resuming its operations. The Company has access to the funds in the escrow account for its business needs. Please see pages 16 and 17 of the Proxy Statement for the revised disclosure.

22.	Please specify the amount to be devoted to each purpose for which you intend to use the escrowed funds. Also disclose the ‘‘general business needs’’ for which you will use a portion of the funds.

The Company has already expended approximately $1.2 million of the fund to pay prior creditors and $300,000 to fund the payment of consultants and attorneys’ and accounting fees relating to regulatory obligations. Approximately $1 million remains in the escrow account. The Company plans to use the remaining funds to pay for geological studies by independent consultants, for the payment of taxes and for business operating costs. Please see the revised disclosure on pages 16 and 17 of the Proxy Statement.

23.	Disclose the effect of the conversion of the notes into shares of common stock on the existing shareholders.

Upon the conversion of the convertible debentures into shares of Company common stock, existing stockholders, other than Dimeling, Schreiber & Park Reorganization Fund II, LP, will hold 10,635,507 shares of outstanding common stock and Dimeling, Schreiber & Park Reorganization Fund II, LP will hold 10,000,000 shares of outstanding common stock and 4,060,000 shares of outstanding convertible common stock. Both common stock and convertible common stock hold the same voting privileges. After the conversion of the convertible debentures, Dimeling, Schreiber & Park Reorganization Fund II, LP will hold 56.9% of the voting power in the Company and all other existing stockholders will hold 43.1% of the voting power in the Company. Dimeling, Schreiber & Park Reorganization Fund II, LP also holds the rights to 1,844,522 additional shares of common stock payable as cumulative stock dividends in arrears. Please see pages 16 and 17 of the Proxy Statement for the revised disclosure.

Proposal 4: The Approval and Ratification of All Prior Acts, page 11

24.	It appears that the subject of this proposal calls for information required by Items 17 and 20 of Schedule 14A. To the extent applicable, please provide the information provided by these items.

In response to your comment, Proposal 4 regarding the approval and ratification of all prior acts of the Board of Directors has been removed.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005

General

25.	We note the Form 10-KSB that you filed on December 1, 2006 includes financial information for the years ended December 31, 2002 through December 31, 2005. However, the filing of this comprehensive 10-KSB does not satisfy your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. As indicated in our letter dated June 10, 2005 you must filed all required reports. That is, we expect you to file all Form 10-KSBs and Form 10-QSBs that were not filed on time covering the periods ending December 31, 2002 through June 30, 2006. Please contact us by telephone if you require further clarification.

The Company is currently endeavoring to file all necessary Form 10-KSBs and Form 10-QSBs for the periods ending December 31, 2002 through June 30, 2006.

Financial Statements

Consolidated Statements of Operations, page F-3

26.	We note that you have classified your loss from the EPA settlement as an extraordinary item. For an event or transaction to be classified as extraordinary it must be both unusual in nature and occur infrequently as indicated in paragraph 20 of APB 30. An item is considered unusual in nature if it possesses a high degree of abnormality. In addition, an item is considered to occur infrequently if it is of a type that would not reasonably be expected to recur in the foreseeable future, taking into consideration the environment in which an entity operations. Please detail for us how this criteria has been met.

We agree that the loss from the EPA settlement should not be classified as an extraordinary item. Consequently, on the amended Form 10-KSB for the year ended December 31, 2002, the loss was included in other income (expense) and has been included in the accumulated deficit since 2002.

Note 8 – Asset Retirement Obligations

Environmental Protection Agency Settlement, page F-16

27.	We note your disclosure stating that you elected to adopt SFAS 143 during the year ended December 31, 2002 with respect to the EPA settlement obligation. Paragraph 2 of SFAS 143 states that an obligation that results from the improper operation of an asset is not within the scope of SFAS 143. Please explain to us your basis for applying the guidance of SFAS 143 for purposes of recognizing this liability rather than applying the guidance of SFAS 5 and SOP 96-1.

In response to your comment, we agree that the guidance of SFAS 5 and SOP 96-1 should be followed. Consequently, the EPA settlement obligation should be recorded at the face value (undiscounted) at the time of the feasibility study and carried on the books at that value (no accretion expense). This change has been made to all the filings since 2002.

28.	We note as part of the consent decree you must use your best efforts to sell certain property. Please identify within you disclosure the property you may continue to hold and the property you must sell in further clarity.

In response to your comment, we have further clarified the property we must sell and the property we may continue to hold. Please see the revised disclosure on pages F-16 and F-17 of the Form 10-KSB.

Note 10 – Land, Mining Claims and Property and Equipment, page F-17

29.	Please expand your disclosure of land and mining claims to include the properties represented by the amount of $950,000 reported on your balance sheet. In addition, detail for us how you support the recoverability of such costs under SFAS 144.

In response to your comment, we have expanded our disclosure of land and mining claims to include the properties represented by the amount of $950,000, and we have detailed how we support the recoverability of such costs under SFAS 144. Please see the revised disclosure on page F-18 of the Form 10-KSB.

30.	Please explain to us why you report no accumulated depreciation as of December 31, 2002.

The assets were impaired in 2002, so the accumulated depreciation was written down to zero at that time.

Engineering Comments

General

31.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.

The Company’s property in the Tintic Mining District comprises approximately 16,000 acres of patented mining claims. This property is located in Juab and Utah Counties in the State of Utah (see figure no. 2 below). In order to retain title to the patented mining property, the Company must pay all applicable land taxes each year. Of the claims, approximately 8,500 acres of patented mining rights are held by Tintic Utah Metals LLC, our subsidiary. The center of the property is approximately 39º – 57´ N latitude and 112º – 20´ W longitude. The area is dominated by the East Tintic Mountains, a north trending fault block range near the eastern margin of the Great Basin.

The consultants have not yet determined the full extent and location of our mining claims. In the technical study, the consultants concentrated their efforts on the East Tintic District, the location of the Burgin Mine. The approximate claim boundary in that area is shown on Figure No. 3 below:

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property that was examined during the 2005 technical study is approximately 60 miles south west of Salt Lake City, Utah and is accessible by paved county roads. The property may be reached by traveling south on Interstate 15 from Provo to Santaquin, a distance of 15 miles, then west on Highway 6 (which bisects the area) for a distance of approximately 20 miles. A spur from the Denver

Rio Grande Western Railway line also services the Burgin Mine, which is the location of the primary asset development target (see Figure 2 above).

The topography is dominated by north trending ridges with associated valleys with elevations ranging from 5,000 feet to 10,000 feet. Precipitation amounts to approximately 15 inches per year, equally proportioned between snow and rain. The average mid-winter temperature in January is 38ºF with a recorded low of negative 18ºF. During the mid-summer (August), the average temperature is 74ºF and the maximum recorded high is 112ºF. Vegetation in the claim area is typical of semi-arid mountainous terrain. Sage juniper, hedgehog cactus and prickly pear dominate on the hotter and drier south facing slopes. Aspen, Douglas fir and spruce trees cover the higher and north facing slopes.

The town of Eureka, altitude 6460 ft., population 760, lies adjacent to the claim boundaries. This town has serviced previous mining activities. There are also a few small towns located eastward on Highway 6 towards Santaquin, a town that is located at the junction of Highway 6 and Interstate 15 and has a population of approximately 5000.

•	Any conditions that must be met in order to obtain or retain title to the property.

To retain title to the Company’s patented mining property, the Company must pay all applicable property/land taxes. The Company’s claims in the 200 acres of unpatented mining property are subject to rental payments to the U.S. government and other conditions.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Rock Formations on the Property

The East Tintic Range is a north trending fault block range near the eastern border of the Great Basin-range province. Its shape and orientation is controlled by northerly trending Basin-range normal faults, formed late in the geological history of the range. The mountains are underlain by Precambrian and Paleozoic strata that underwent complex folding and faulting during the Sevier orogeny of the Cretaceous age. In Oligocene and Miocene times the deformed strata were intruded by stocks and buried by volcanic rocks.

Precambrian Formations.    The Precambrian rocks exposed in the region are predominantly quartzite, argillite and brown dolomite. These rock formations total approximately 1650 ft in thickness.

Paleozoic Formations.    The Paleozoic rocks unconformably overlie the Precambrian and are estimated to be approximately 12,000 feet in thickness. Morris and Mogensen, geologists who have surveyed the East Tintic area and published numerous studies, have commented that, in general, the Paleozoic rocks in the area consist of approximately 60% carbonate rocks, 30% quartzite and 10% shale. The base of the Paleozoic rock formations consists of 3,000 feet of Tintic Quartzite. Above the Tintic Quartzie, in what is known as the Ophir Formation, lies limey shales and limestones. Above the Ophir Formation, sandstones and shale are distinctly subordinate to carbonate rocks. Most of the mineral production from the Paleozoic strata has come from five units as follows:

•	The 370 ft thick Ophir Formation ($200 million).

•	450 ft thick Bluebell Dolomite ($135 million).

•	510 ft thick Ajax Dolomite ($60 million).

•	900 ft thick Deseret Formation ($47 million).

•	Approximately 2,700 ft thick Tintic Quartzite ($35 million).

Developments during Oligocene and Miocene Times.    Following the Paleozoic era, the strong mature relief was buried by ash, which has become known as the Packard Quartz Latite. The Packard Quartz Latite is overlain by a sequence of latite flows, tuffs and agglomerates which make up the Tintic Mountain Volcanic Group. These rocks formed a large composite volcanic cone that was intruded by many stocks, plugs and sills of latite and monzonite porphyry of the Sunrise Peak Stock.

The youngest Oligocene eruptive rocks in the district belong to the Laguna Springs Volcanic Group. The volume of Laguna Springs tuffs and flows is small compared to earlier volcanic events. The termination of their eruption was marked by the intrusion of the Silver City stock, a monzonite porphyry. Associated with the Silver City stock are numerous monzonite porphyry plugs and dikes. During and after intrusion of the Silver City stock large volumes of hydrothermal fluids coursed through the faults and breccia zones of the region and produced extensive regions of hydrothermal alteration. These solutions changed in chemical character over time and ultimately caused dolomitization, propylitization, argillization, silicification, calcitization and sericitization of country rocks. During later stages of fluid evolution they deposited the ores for which the district is famous.

Developments During the Sevier Orogeny.    During the Sevier orogeny, three or more superimposed thrust faults and many associated high angle faults were produced in the sedimentary pile. Paleozoic rocks were displaced as much as 100 miles eastward over younger Paleozoic and Mesozoic strata. During later stages of movement the strata and thrusts were crumpled into asymmetric anticlines and synclines with amplitudes of 3 – 4.5 miles. During the folding, small thrust faults developed on the limbs and crests of the structures. A series of late faults cut the intrusives, volcanics and sediments and can be traced northeasterly across the district. Locally, the fault planes are occupied by pebble dikes. These late faults show little displacement, typically on the order of a few tens of feet and in most instances dip steeply to the west. These faults, according to Morris and Mogensen, were the primary conduits for ore-depositing solutions and where they localize ore shoots the wall rocks exhibit concentric zones of hydrothermal alteration.

Mineralization and Deposits in the Tintic District

Description of Mined Ore-Bodies.    The mined ore-bodies on our property occur as replacement deposits, replacement veins and fissure veins, as well as stockworks and disseminated deposits. Replacement deposits have been the source of more than 90% of the ore produced in the Main Tintic and East Tintic Districts. The replacement deposits range from small masses of less than a ton to masses containing more than 2,000,000 tons. They are irregular in form and commonly connected one to another by narrow stringers or veins of ore. Some deposits show a clear localization by structure, whilst others are seemingly unrelated to structure.

Replacement Deposits.    Replacement deposits in the Tintic District occur in five linear zones known as ore-runs. Each ore-run is generally rod-shaped and less than 100 feet wide. Much, if not most of the volume of the ore-run, consists of un-replaced wall rock. These geometries are very difficult to quantify with exploration. Most of the mines in the Main Tintic District carried very small tonnages of proven reserves and relied on continuous underground exploration. Much of this work was completed by lessors. The ore-bodies in the East Tintic District, including the Burgin Mine, show a greater amount of structural control. The major replacement deposits are irregular masses localized by the intersections of northeast trending fissure zones and small thrust faults with porous, permeable and reactive units.

Replacement Veins.    Replacement veins were mined most commonly in the pyrometasomatic rocks near the margin of the Silver City Stock, where ore replaced the fault gouge and breccia and locally replaced reactive beds.

Fissure Veins.    Fissure veins occur in a myriad of short faults typically cutting massive siliceous rock units including quartzite, quartz monzonite, monzonite porphyry, latite, silicified tuff and agglomerate.

Types of Ores in the Tintic District.    The ores in the district consist largely of galena and sphalerite with variable amounts of acanthite, argentite, tetrahedrite-tennantite, enargite-famatinite, proustite, hessite, calaverite, native gold and silver and a wide variety of uncommon copper, lead, silver and bismuth sulfosalt minerals. The above mentioned minerals occur in a gangue that is commonly siliceous, ranging in texture from coarsely crystalline quartz near the Silver City stock to fine grained jasperoid even flinty jasperoid in the far north and distal parts of the district. The gangue also includes abundant barite, calcite, dolomite and rhodochrosite. Deep oxidation above the water table reaches depths of 900-2,200 feet Morris and Mogensen in the sediments and has produced a variety of sulfate, carbonate, silicates, arsenates, antimonates, manganates and other mineral varieties.

Mineral Zoning.    Mineral zoning in the district is pronounced. Deposits in the south were most valuable for copper and gold. Lead and silver were more prevalent in the north and zinc was the most prevalent mineral in the northern-most deposits. At the Ball Park deposit to the north of the Burgin Mine, silver grades are most commonly less than an ounce and zinc is typically more abundant than lead. In the East Tintic District, metal zonation similar to that seen from south to north across the district can be seen from the deeper parts of some deposits to the shallower regions. The North Lily Mine produced gold and copper ores at depth and moderate grade lead and silver ores from the central and northern parts of the mine. Morris and Mogensen (1978) report the Tintic Standard Mine produced gold-copper ore at depth, silver-lead ore from the central part of the mine and zincian manganese ore from the upper northeastern levels of the mine. The Burgin Mine ores contain lead, zinc, only moderate quantities of silver and insignificant amounts of copper and gold. Rhodochrosite is abundant in Burgin ores in contrast to its relative rarity in other East Tintic ore-bodies.

•	A description of any work completed on the property and its present condition

Brief History of the Mining District

Ore was initially discovered in the Tintic District, where the Company owns its property, at the end of the 19th century. Within a few years most of the major outcropping ore-bodies were being mined and there were 15 – 20 exploitation and exploration shafts. By the end of the 1871, three mining camps had been established – Eureka, Silver City and Diamond City. All future discoveries of major deposits in the East Tintic would be blind ore-bodies, based on surface alteration and found by underground geologic interpretation. In the early 1900s, miners became interested in the Tintic Standard area. The Tintic Standard Mine went on to become one of the major lead-silver mines in the world.

District production slowly increased through discovery of new mines and peaked between 1921 and 1930, when according to data from the U.S. Bureau of Mines (Morris and Mogensen (1978)) production for the decade from the combination of the Tintic and East Tintic Mining Districts reached 4,250,000 tons. From that peak, production decreased to a low of 662,000 tons between 1961 and 1970. Production from the Burgin Mine led to a second peak of 1,200,000 tons between 1971 and 1976. Total recovered metal from the district between 1869 and 1976 is as follows:

Tons	18MM
Gold	2.7MM ounces
Silver	270MM ounces
Copper	250MM lbs.
Lead	2.2 billion lbs.
Zinc	250MM lbs.

Mineral Processing

The Burgin Mine and Concentrator were operated by Bear Creek Mining Co., a subsidiary of Kennecott Copper Corporation from 1963 to July 1978. They produced separate lead and zinc concentrates using differential flotation from both sulphide and oxide ores. Ore was processed at rates which varied from 400 t.p.d. to 900 t.p.d. depending upon grindability of the mineralization and availability of the mine and plant. A conventional crushing circuit preceded two ball mills in parallel which fed a lead flotation circuit followed by a zinc flotation circuit, concentrate thickening, filtering, concentrate load-out, and tailing disposal. The second ball mill was added in June 1975 in order to raise milling capacity from 400/500 t.p.d. to 700/900 t.p.d. In the final years of operation, predominantly sulphide ores were processed.

•	The details as to modernization and physical condition of the plan and equipment, including subsurface improvements and equipment.

Modernization and Plan of Improvement

The consultants who conducted the technical study for us in 2005, after spending time on the property and an extensive evaluation of the volumes of historic data, have concluded that significant opportunities exist for further development and exploitation of the claims.

Consultant Recommendations for Phase One

The consultants have recommended, at an estimated cost range of $3,000,000 to $3,500,000, phase one of a plan to increase the value and enhance the prospects of viably operating the following four projects. This most recent estimate is based on the understanding gained during the 2006 program. The Phase One recommendations include:

•	Advancing the Burgin extension deposit through to a bankable Feasibility Study.

•	Further development of the concept to sell potable water from a desalination plant fed by pumped water from the Burgin Mine.

•	Investigation of the economic possibilities of producing and selling halloysite (and other) clays from the Zuma and other areas.

•	Continued investigation and development of other exploration targets in the claim block and adjacent areas.

Drilling Program.    As part of this Burgin Mine Program, the consultants recommended that an underground drill program be conducted from the Burgin 1050 level, accessed via the Apex No. 2 shaft. Surface drilling has been discounted due to the inability to ensure that the drill penetrates the desired ore zone and exactly twins existing holes. The shaft and 1050 level will need inspection and rehabilitation as necessary. Ventilation, communications and safety facilities will also require attention (see figure no. 5 below). The objectives of this work, at an estimated cost of $2,500,000, will be to provide a N1 43-101 compliant resource and subsequent reserve; to obtain samples for metallurgical testing and to ascertain initial hydrological characteristics relative to ore deposit dewatering.

This drill program will provide technical data to complete essential prerequisites to a Bankable Feasibility Study. The necessary technical data includes:

1.	Twin old holes to provide drill campaign comparisons and statistical analysis and to facilitate a N1 43-101 Resource estimate.

2.	Metallurgical samples to define concentrate characteristics and the different metallurgy between the indicated Lead and Zinc dominant zones.

3.	Geotechnical and hydrological data for mine planning and dewatering.

4.	Logging of ore-body structure

5.	Packer testing of rock permeability

6.	Installation of maintaining wells

The collection of this data will also enable us to develop a program which will lead to the plan needed to ensure that the ore-body is effectively dewatered.

Scoping Study.    Following the drilling, the consultants anticipate potential further project financing will be available through public methods. This will require the completion of a N1 43-101 Resource and Subsequent Scoping Study. One hundred thousand dollars has been allocated to this Scoping Study.

As part of a Scoping Study, capital costs should be developed for rehabilitation, repair and re-commissioning of the Concentrator and ancillary facilities. The Concentrator itself is dry and relatively clean and the remaining installed equipment appears to be in good condition, though incomplete in some areas. In contrast, any equipment which is located outside will require major work. The property has suffered from theft, particularly in electrical cabling, piping, tools, and small equipment, such as compressors and welding machines. During the recent Trixie gold ore milling it was not possible to process more than 240 tons per day, due to limitations in the classification circuit. The gravity circuit consisting of a Knelson concentrator that recovered free gold, has been sold; its replacement cost would be approximately $120,000 and the failure to provide a gravity circuit for similar ores would reduce gold recovery by approximately one-third. Additional equipment has been sold to pay creditors. A detailed inventory and assessment of deficiencies, however, has not yet been undertaken. Every part of the plant will have to be cleaned and made safe (i.e., necessary platforms, stairs, cranes, lighting, and heating, etc.) prior to any new work. It is assumed that existing process equipment will not have to be replaced, except as noted.

In summary:

•	All conveyors, crushers, ball mills, pumps, concentrators, screens, feeders, storage silo, and dust collector, etc. should be inspected for structural integrity, where applicable, and mechanical operability, followed by repair and replacement of missing components; all motors should be inspected and tested;

•	The building which housed the metallurgical/assay laboratories will have to be inspected, repaired, and re-equipped for on-site test-work and assaying, including environmental protection and monitoring;

•	The inventory of tools, small equipment, and vehicles for mechanics and electricians will have to be replaced;

•	The offices will have to be cleaned out and made habitable with plumbing, toilets, heat, and light.

An order-of-magnitude estimate of cost for rehabilitation, repair, and re-commissioning of the Concentrator and ancillary facilities to produce a bulk flotation concentrate at the rate of 800 tons per day is, in Year 2005 constant dollars, $3,500,000 to $5,000,000.

Current Status of Phase One.    During 2006, the program suggested in the 2005 technical study has been partially completed; the time – schedule, however, has been delayed because of factors and exigencies encountered as the work progressed. In particular, the following information updates the status of the four objectives listed above and notes the reasons for delays:

•	Efforts to gain access to the 1050 Burgin level via the Apex #2 shaft, to facilitate underground drilling of the ‘extension deposit’ were thwarted by the discovery of a cave-in that had blocked the Apex shaft at the 500 ft. level. A program to rehabilitate the area is being planned. Its successful execution will allow the drilling program to be completed.

•	Positive discussions continue to be held with potential partners and stakeholders in the desalination concept. Independent hydro/geological studies have been completed which endorse the concept of isolation and separation of the water source. New, potable water is becoming increasingly in demand in the area surrounding the Burgin Mine.

•	The clay deposits of the Zuma area have been investigated to try to correlate existing contours and surface with previous drilling. A new drill program still needs to be designed and undertaken.

•	A detailed geological reconnaissance and data review has been made of the entire district. Several areas of interest have been defined as meaningful targets. These areas will be subjected to more detailed evaluation in the coming field season.

•	A description of equipment, infrastructure and other facilities

Please see pages 4 to 15 of the Form 10-KSB.

•	The current state of exploration of the property.

Please see our response above regarding the modernization and plan of improvement.

•	The total costs incurred to date and all planned future costs.

The total costs incurred to date for exploration on the Company’s mining properties is not reasonably quantifiable because exploration has occurred since at least 1909. Many millions of dollars have been spent over nearly one hundred years. The closest estimate is that approximately $150 million to $300 million in capital costs have been expended and a larger amount in operating costs. The amount to be incurred in the future is also not currently ascertainable, but the geologists who have conducted the geological study for the Company anticipate that immediate future costs could be between $5 million and $10 million.

•	The source of power and water that can be utilized at the property.

Power is available at the Company’s mining properties through the Utah State Grid. Various sub-stations and transformers on the property are live and fed by the local utility. There is sufficient power to operate the facilities installed by Kennecott Mining Company in the 1970s, i.e. a 800 t.p.d. concentrator, three mining locations with associated shafts and workings and an office complex and labor ‘‘dry’’. In addition, the Company owns perennial water rights that are sufficient for all the installed facilities.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

This statement is not applicable. As described above, the property has a known resource and, while additional feasibility studies must be conducted, the proposed program is not exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5) for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

The disclosure discussed above has been included in the Form 10-KSB at pages 4 to 15.

32.	It would be helpful to include a small-scale map, showing the location and access to each property, as suggested within Instruction (b)(2) of Industry Guide 7. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Your maps and drawings should generally have the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as ‘‘one inch equals one mile’’ may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing and the date on which it was drawn.

•	In the event interpretative data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

All properties are accessible via county roads. Please see the maps above included as a response to comment 31, which have been included in the Form 10-KSB.

33.	Tell us whether or not you have a geologist or mining engineer’s report regarding these properties. If you had, explain to us why you have not mentioned this in your document. Otherwise, please disclose that you have not obtained any such report.

The Company has a November 2005 technical report entitled ‘‘Prospect and Retrospect.’’ This report was compiled by both mining and geological engineers, as well as metallurgical and hydro-chemical engineers. This report is mentioned on page 1 of the Form 10-KSB. The report is also posted on the Company’s website at www.chiefmines.com. Information from this report has now been included (see our response to comment 31 above) in the Form 10-KSB and the geological report has been attached as Exhibit 10.13 to the Form 10-KSB.

34.	Please attach as an exhibit, listing all subsidiary companies, to comply with Item 601(b)(21) of Regulation S-B. Please explain to us their business functions, and all relationships with your company. Also, submit a diagram or chart that clearly illustrates these relationships.

In response to your comment, a list of subsidiaries has been filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-KSB. The exhibit lists the Company’s seven subsidiaries: Tintic Utah Metals, LLC, Chief Gold Mines, Inc., American Star Mining Company, Eagle & Blue Bell Mining Company, Central Standard Consolidated Mines, East Crown Point Consolidated Mining Company and Eureka Mines Company. Each subsidiary holds mining land in the state of Utah. No subsidiaries are currently in operation.

Subsidiaries	% Owned by Company	State of Incorporation/Organization	Current Land Holdings (approximate)
Chief Consolidated Mining Company	N/A	Arizona	12,760 acres
Tintic Utah Metals, LLC	75%	Colorado	336 acres
Chief Gold Mines, Inc.	100%	Delaware	2,162 acres
American Star Mining Company	87.60%	Utah	12 acres
Eagle & Blue Bell Mining Company	99.0%	Utah	78 acres
Central Standard Consolidated Mines	23.0%	Utah	316 acres
East Crown Point Consolidated Mining Company	61.5%	Utah	88 acres
Eureka Mines Company	63.80%	Utah	47 acres

These property holdings by the Company and its subsidiaries total approximately 16,000 acres of patented mining land. The Company’s filings in 2002 represent that the Company owned or controlled through its subsidiaries approximately 19,300 acres of mining land. Approximately 730 acres of the Company’s land have been sold, however, and approximately 2,480 acres of unpatented mining land have reverted back to the U.S. government. Therefore, due to the sales and reversions, the Company and its subsidiaries currently hold approximately 16,000 acres of land.

35.	Please address the long-term chemical stability, condition and rehabilitation potential of your tailing and waste rock dumps, clarifying whether these faculties are or are not net acid generating. Disclose your plans for the reclamation of the mine, plant site and tailings disposal area, including the ultimate land use; and identify any commitments you have made to the government or others concerning reclamation of the waste rock and tailings disposal areas and plant site. The extent to which you are required to reclaim your mining properties after you completed your exploration programs should be clear.

Tailing, waste and rock dumps and all related mine reclamation requirements are covered by approved and bonded permits issued by the State of Utah (permit # M/049/009 and # M/049/024). By far the largest ore deposits in the district are replacements in carbonate rocks and hence there is virtually no acid generation potential. The Reclamation Plan calls for the removal of mine infrastructure and the grading and re-vegetation of the surface to its original status. An update to the existing mine reclamation plan has been submitted to the State of Utah, which has not yet responded as to its adequacy. This information has been included in the Form 10-KSB at page 14.

EPA Settlement, page 3

36.	Please provide a copy of the following exhibits to the consent decree:

•	Attachment A – List of financial documents provided

•	Attachment B – Map and identification of Property

•	Attachment C – Map and identification of Property on which the Response Action Structures, Repository, the Open Cells, Borrow Sources and Water Sources are located;

•	Attachment D – Site map;

•	Attachment E – Form of easement.

You may forward this information to our engineer as supplemental information and not as part of filing. Please send this information on a CD in an Adobe PDF format. If you wish to have it returned after our examination, please make a written request within the letter of transmittal, including a pre-paid pre-addressed Federal Express shipping label with your submission.

In response to your comment, the requested attachments have been submitted as supplemental information on a CD in Adobe PDF format.

Description of Property, page 4

37.	You state that your company owns or controls approximately 10,000 acres in Eureka Valley near the City of Eureka, Utah in an area known as the Main Tintic District. However, on page 1, within the description of business section, you state your company owns or controls approximately 6,000 acres of land. Please clarify the discrepancies in acreage amounts and insure the total acreages are correct throughout the filing. It would be helpful to have these acreage amounts disclosed in a tabular format.

The Company owns or controls approximately 16,000 acres of mining land Utah and Juab counties, Utah. Of these approximately 16,000 acres, approximately 6,000 acres are subject to being sold pursuant to the Company’s consent decree with the EPA. These 6,000 acres are generally consistent with the 6,000 acres that the Company considered selling to developers for residential and commercial purposes during the 2000 to 2002 time period. While these 6,000 acres are also suitable for mining, the Company did not have any immediate intention of mining these properties and therefore sought to gain value by selling the properties. Currently, the Company has agreed with the EPA to use its best efforts to sell approximately 6,000 acres and pay a portion of the proceeds to the EPA. The Form 10-KSB and Form 10-QSB has been revised to clearly state that the Company owns approximately 16,000 acres of mining property, of which 6,000 acres is subject to being sold to satisfy obligations to the EPA. A breakdown of the ownership of the mining land by the Company and each of its subsidiaries can be seen above in response to comment 34. Please see page 1 of the Form 10-KSB and page 1 of the Form 10-QSB.

38.	Early in this section, the company should indicate that it is an exploration stage company and within the description of each exploration property, provide a clear statement that (i) the property is without known reserves, (ii) the proposed programs are exploratory in nature, and (iii) that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. You may refer to guidance in Industry Guide 7(b)(4)(i) if you require further clarification.

This statement is not applicable. The property held by the Company, as described in response to comment 31, has known reserves and the proposed programs are not exploratory in nature. We have now noted in the Form 10-KSB, however, that further development and exploration is necessary, in conjunction with a feasibility study, before a final evaluation may be made as to economic and legal feasibility of a development program. Please see the revised disclosure on page 14 of the Form 10-KSB.

39.	On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. or each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

The 2005 geological study outlined four development objectives for the Company’s mining property to be executed by independent consultants hired by the Company (see names of these consultants in response to comment 40 below): (1) advance the Burgin ‘‘Extension Deposit’’ through to a bankable feasibility study; (2) further develop the concept to produce, for commercial sale, potable water from a desalination plant fed by pumped water from the Burgin Mine; (3) investigate the economic parameters emanating from the production and sale of halloysite (and other) clays from the Zuma and adjacent areas; and (4) continue the evaluation, definition and development of other exploration targets in the claim block and adjacent areas. These objectives are being funded from the proceeds of the sale of convertible debentures to Dimeling, Schreiber & Park Reorganization Fund II, L.P.

During 2006, the program suggested in the 2005 geological study has been partially completed; the time – schedule has been delayed, however, due to factors and exigencies encountered as the work progressed. In particular, the following information updates the status of the four objectives listed above and notes the reasons for delays:

•	Efforts to gain access to the 1050 Burgin level via the Apex #2 shaft, to facilitate underground drilling of the ‘extension deposit’ were thwarted by a cave-in that had blocked the Apex shaft at the 500 ft. level. A program to rehabilitate the area is being planned. Its successful execution will allow the drilling program to be completed.

•	Positive discussions continue to be held with potential partners and stakeholders in the desalination concept. Hydro/Geological studies have been completed which confirm the isolation and separation of the water source. New, potable water is becoming increasingly in demand in the area surrounding the Burgin Mine. Immediate activity will focus on both the supply and demand criteria.

•	The clay deposits of the Zuma area have been geologically assessed and the area surveyed, to correlate existing contours and surface with previous drilling. A new drill program has been completed and will be initiated in the coming field season.

•	A detailed geological reconnaissance and data review has been made of the entire district. Several areas of interest have been defined as meaningful targets. These areas will be subjected to more detailed evaluation in the coming field season.

Please see the revised disclosure on pages 10 to 13 of the Form 10-KSB, which includes the information above and the disclosure with respect to comment 31 above.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 8

40.	Given your industry orientation, please disclose the level of technical training and experience in minerals exploration or mining by your directors, executive officers, and significant employees to comply with Item 401 of Regulation S-B.

The Company’s directors and executive officers do not have any technical training in mining or minerals exploration. In addition, the Company does not currently have any employees. The Company does, however, utilize independent consultants regarding its mining explorations and surveys. These independent consultants cover the full spectrum of mine exploration, development and operations. All are extremely capable and have considerable mining experience. The following details the experience of these independent consultants:

B. Mountford, P. Eng., is a mining engineer with over 35 years of experience and expertise in all aspects of mining. He has been a principal in several projects that were developed from drill indicated targets through to operating mines. Relevant in the U.S.A. are the Montana Tunnels Mine in Montana, Pinson and Pebble in Nevada and Gilt Edge in South Dakota. Most recently he was President of Northern Dynasty Mines, the developer of the Pebble project in Alaska.

D. Barratt, P. Eng., is a senior consultant engineer specializing in metallurgy. He has over 35 years of experience and has provided services to many major and intermediate mining companies throughout the world.

R.H. Sillitoe, Ph.D., is a world renowned consulting economic geologist, the winner of numerous awards for merit and achievement. He travels extensively for most major mining companies and several government agencies. His services are widely sought and his opinions have considerable weight.

B. Ainsworth, P. Eng., is an ex Vice-President of Exploration for Placer-Dome. Currently, he provides geological expertise and experience to a select group of clients. Of particular relevance in his work for the Company is his experience in the mining and marketing of clays, including halloysite.

D. Jenkins, P. Geo., is also an ex Placer Dome Senior Geologist. He has been directly involved in many grass root projects that were developed into mines. Mr. Jenkins provides the Company with specific expertise in vein and replacement ore deposition, both of which categorize the Tintic mineralization.

Please see the revised disclosure on page 18 of the Form 10-KSB.

FORM 10-QSB FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2006

Management’s Discussion and Analysis or Plan of Operation, page 1

41.	Please remove the statement that ‘‘[t]he following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.’’ As a penny stock issuer, you are not entitled to rely on the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act.

In response to your comment, the applicable statements have been removed.

Controls and Procedures, page 3

42.	Notwithstanding your statement that you did not establish a policy regarding disclosure controls and procedures until January 22, 2007, please revise to disclose whether or not your disclosure controls and procedures, as evaluated by your chief executive officer and chief financial officer, were effective as of the end of the period covered by the report. This comment extends to your Form 10-KSB for the period ended December 31, 2005.

Under Item 3 of the Form 10-QSB for the quarterly period ended September 30, 2006, we have disclosed that based on an evaluation of the Company’s disclosure controls and procedures, the

Company’s Chief Executive and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2006.

Under Item 8A of the Form 10-KSB for the fiscal year ended December 31, 2005, we have disclosed that based on an evaluation of the Company’s disclosure controls and procedures, the Company’s Chief Executive and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005.

43.	Also, comply with Item 308(c) of Regulation S-B, and disclose whether there were any changes in your internal control over financial reporting during the last quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. This comment extends to your Form 10-KSB for the period ended December 31, 2005.

In response to your comment, the disclosure has been revised to note that no changes were made to any internal controls over financial reporting during fourth quarter of 2005 or the third quarter of 2006 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. Please see page 3 of the Form 10-QSB and page 17 of the Form 10-KSB for the revised disclosure.

Part II

Legal Proceedings, page 4

44.	Please expand your discussion of the EPA judgment to include all relevant facts and all your obligations, as discussed in Note 5 to the financial statements.

In response to your comment, the following disclosure has been added to the Company’s discussion of the EPA judgment:

•	using our best efforts to satisfy the judgment by seeking indemnification or recovery from our insurance policies and paying 70% of all proceeds from such insurance policies to the United States;

•	providing an annual report to the United States each year for five years listing all insurance claims, the actions we are taking to recover the amounts and any recovery obtained until all such claims are exhausted;

•	using our best efforts to sell our property, other than property upon which repository, open cells, response action structures, water sources and borrow source are located;

•	upon the transfer of any property, paying 100% of net sales proceeds upon to $350,000 and 50% thereafter to the EPA;

•	reimbursing the United States 15% of our net income in excess of $2 million during any calendar year for five years from the date of the Consent Decree;

•	paying the United States 15% of any proceeds in excess of $2 million from a sale of the Company or all or substantially all of our assets;

•	allowing the EPA the sole use of borrowed material (top soil, fill and base material) that is free from contaminants, including the allowance of uninterrupted and continuous access to the borrowed sources 24 hours per day, 365 days per year;

•	allowing the EPA the irrevocable right to access, operate and close the repository, the property and the two open cells on the property for the permanent disposal of waste material excavated from the site;

•	allowing the EPA to enter onto the property to construct and maintain response action structures as are necessary to implement response actions, including an easement for the EPA to inspect, maintain and operate the structure;

•	providing storage space and water as needed to the EPA; and

•	allowing additional access to the EPA for various purposes as needed.

Please see page 4 of the Form 10-QSB for the revised disclosure.

45.	Please provide the information required by Item 3 of Part II on Form 10-QSB. We note the disclosure in Note 4 to the financial statements that you are in default of two notes payable.

In response to your comment, the disclosure has been revised to include Item 3 of Part III on Form 10-QSB. The disclosure notes the Company’s current default on two notes payable totaling $349,835. A $300,000 unsecured, 8% interest note payable to an individual, matured on February 9, 2003. The Company currently owes $286,835 on that note. In addition, a second $63,000 unsecured 12% interest note to a company matured on October 15, 2002. The Company owes $63,000 on that note. Please see page 6 of the Form 10-QSB for the revised disclosure.

46.	Please provide the information required by Item 407(c)(3) of Regulation S-B, as called for by Item 5(a) of Form 10-QSB.

In response to your comment, the disclosure has been revised to include Item 5 of Part III on Form 10-QSB. The disclosure notes that there have not been any material changes to procedures by which security holders may recommend nominees to our board of directors. Please see page 7 of Form 10-QSB.

Exhibits, page 5

47.	Please file the certification required by Item 601(a)(31) of Regulation S-B. This comment extends to your Form 10-KSB for the period ended December 31, 2005.

The certifications required by Item 601(b)(31) of Regulation S-B have been filed as Exhibit 31.1 and Exhibit 31.2 of the Form 10-QSB for the quarterly period ended September 30, 2006, and as Exhibit 31.1 and Exhibit 31.2 of the Form 10-KSB for the fiscal year ended December 31, 2005.

Financial Statements

Statement of Operations

48.	We note you have reported revenue of $404,508 for the nine months ended September 30, 2006. We understand from your disclosure on page 2 that this amount consists of $351,111 resulting from vendor settlements and $53,397 in interest. Generally, we would expect interest income to be reported below income from operations. Please revise your statements of operations to report interest income as a component of Other income (expense).

In addition, it is unclear to us why you have characterized gains resulting from vendor settlements as revenue. Please tell us the origin of these vendor settlements. Further, tell us how you have considered the guidance in SFAS 15 in accounting for vendor settlements.

In response to your comment, we have revised the statements of operations to report interest income and the gains resulting from the vendor settlements as components of Other income (expense).

We thank you for your timely review of the original filings and would appreciate your prompt review the revised documents and this response letter. Please direct any questions concerning the revisions to the Proxy Statement, the Form 10-KSB and the Form 10-QSB or this response letter to the undersigned at 202.220.1454.

Very truly yours,
/s/ Robert B. Murphy Robert B. Murphy